Building a Great Midstream Partnership

2 This communication contains information about the proposed merger transaction involving Crestwood Midstream Partners LP (“Crestwood”) and Inergy Midstream, L.P. (“Inergy”). In connection with the proposed merger transaction, Inergy will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy with the SEC from Inergy’s website, www.inergylp.com/midstream, under the heading “SEC Filings” in the “Investor Relations” tab. PARTICIPANTS IN THE SOLICITATION Crestwood, Inergy and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy’s Annual Report on Form 10- K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above. SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood and Inergy management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of Crestwood or Inergy assets; failure or delays by customers in achieving expected production in their natural gas projects; competitive conditions in the industry and their impact on the ability of Crestwood or Inergy to connect natural gas supplies to Crestwood or Inergy gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood or Inergy to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood or Inergy’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood or Inergy to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact either company’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness of either company, as well as other factors disclosed in Crestwood and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood and Inergy with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K for the year ended December 31, 2012 and September 30, 2012, respectively, and the most recent Quarterly Reports and Current Reports, for a more extensive list of factors that could affect results. Crestwood and Inergy do not assume any obligation to update these forward- looking statements. Additional Information and Where to Find it

Transformational Combination Crestwood Midstream Partners (NYSE: CMLP), Crestwood Holdings LLC, Inergy, L.P. (NYSE:NRGY) and Inergy Midstream, L.P. (NYSE: NRGM) have executed definitive agreements to create a fully integrated midstream partnership with a total enterprise value of over $7 billion Deal announced May 6th; general partner close on June 19, 2013; MLP merger expected end of Q3 2013 Transaction approved by the Boards of Directors and committees of independent directors of NRGY, NRGM and CMLP; subject to CMLP unitholder vote; no financing contingencies Unified strategy focused on servicing the midstream infrastructure needs of the most prolific shale plays in North America Marcellus Shale, Bakken Shale, Eagle Ford Shale, Permian Basin, PRB Niobrara Shale, Utica Shale, Barnett Shale, Fayetteville Shale, Granite Wash, Haynesville Shale and Monterey Shale Diverse midstream assets and services along the midstream value chain with visible long-term growth potential Complementary blend of long-term fee-based contracted cash flows with high-growth shale assets and organic expansion opportunities Crestwood and Inergy to merge forming a $7 billion midstream partnership Combined, Crestwood and Inergy provide an integrated midstream service offering that links fundamental energy supply with fundamental energy demand 3

Transaction Timeline Announce Transaction CMLP Files Proxy Statement with SEC May 6 May June July August September May 29 NRGY Distributes NRGM Units to NRGY Unitholders June 18/19 NRGY Completes Acquisition of CMLP GP and IDRs SEC Completes Review of CMLP Proxy Statement July / August NRGM Completes Merger with CMLP September CMLP Unitholder Vote August / September ~ 4 to 5 Month From Announcement to Merger Closing As of June 19, 2013, Crestwood Holdings (First Reserve) controls the NRGY and NRGM general partners John Sherman and all NRGY/NRGM independent directors will remain on the boards of directors Bob Phillips is Chairman of the Board, President and CEO of all 3 partnerships John Sherman, Brooks Sherman and Phil Elbert have resigned as NRGY/NRGM officers; all other existing executive officers to remain unchanged until merger close Until Merger Close, NRGM and CMLP will continue to be operated on an independent, stand alone basis 4

Interim Transaction Structure Crestwood Holdings NRGY Public NRGY NRGM Public Crestwood Holdings CMLP First Reserve 100% GP / IDR Interest 5 100% Membership Interest CMLP Standalone Ownership Structure at Signing of Merger CMLP 100% GP / IDR Interest Represents previous CMLP ownership structure prior to completion of the GP Closing on June 19, 2013 CMLP Public CMLP Public 100% GP / IDR Interest 43% LP Interest 77% LP Interest 100% LP Interest Current Ownership Structure NRGM Non-economic GP Interest (Control) 23% LP Interest Represents current ownership structure after the GP Closing but prior to completion of the CMLP / NRGM merger estimated to close in September 2013 43% LP Interest 57% LP Interest 57% LP Interest

Pro Forma Transaction Structure Crestwood Holdings NRGY Public NRGY NRGM NRGM Public 6 Pro Forma Ownership Structure Former CMLP Public NRGM & CMLP Operating Subsidiaries Represents pro forma ownership structure after the merger Closing estimated in September 2013 (1) 100% Non-economic GP Interest (Control) 23% LP Interest (1) 100% GP / IDR Interest 100% Ownership Interest 24% LP Interest 57% LP Interest 19% LP Interest (1) 77% LP Interest (1) 1) Ownership interests assume that Crestwood Holdings does not exercise its right to exchange NRGM units for additional NRGY units under the Follow-On Contribution Agreement.

Introduction To Inergy 7

Inergy Transformation over 18 Months

September 2011

Inergy, L.P. (NYSE: NRGY)

- EBITDA comprised of ~50% Retail Propane & ~50% Midstream

Timeline

- Dec-11: NRGM IPO
- May-12: NRGM Acquisition of US Salt from NRGY ($193M)
- Aug-12: Retail Propane Divestiture ($1.8 Billion)
- Dec-12: COLT Hub Acquisition ($425M)
- May-13: Crestwood Merger Announced

Post-Merger

Inergy, L.P. (NYSE: NRGY)

- General partner of NRGM/CMLP with incentive distribution rights and LP ownership(1)
- Stable operating assets with growth potential

Inergy Midstream, L.P. (NYSE: NRGM)

- Fully integrated wellhead to burner tip midstream service provider with assets located in premier shale plays and coveted demand markets
- Significant size, scale and diversity added to existing operations

1) Subject to "top up" provision under which Crestwood Holdings has a one-time right to exchange CMLP or NRGM units into NRGY units.

Crestwood MIDSTREAM PARTNERS LP
8
INERGY

Northeast Natural Gas Storage and Transportation Platform Northeast storage & transportation hub with access to multiple gas and NGL supply sources and pipeline interconnects into premium demand markets 41.0 Bcf of NE natural gas current storage capacity; 100% operational capacity contracted 905 MMcf/d of NE natural gas transportation capacity; 89% contracted Asset location, contract tenor, and attractive customer mix further protect cash flows Northeast assets provide critical midstream infrastructure Gulf Coast Canada Rockies Marcellus Dominion Millennium TGP Transco 9

Natural Gas Storage Facility

NRGM Assets				NRGY Asset
Stagecoach	Thomas Corners	Steuben	Seneca Lake	Tres Palacios
• 26.3 Bcf working gas capacity	• 5.7 Bcf operational working gas capacity (certificated for 7 Bcf)	• 6.2 Bcf working gas capacity	• 1.5 Bcf working gas capacity	• 38.4 Bcf working gas capacity
• 100% contracted operational capacity with average maturity to 2016	• 100% contracted operational capacity through March 2015	• 100% contracted operational capacity with average maturity to 2017	• 100% contracted operational capacity until 2016	• 82% contracted operational capacity through 2013 (including currently contracted parks as of 3/31/13)
• Market-based rates	• Market-based rates	• Market-based rates	• Market-based rates	• Market-based rates
• Connected to Transco, TGP and Millennium	• Connected to TGP and Millennium (indirectly to Dominion through Steuben)	• Connected to Dominion (indirectly to TGP & Millennium through Thomas Corners)	• Connected to Dominion and Millennium	• Connected to 10 intrastate and interstate pipelines (including Transco, TGP and KMP-Tejas)

Crestwood MIDSTREAM PARTNERS LP
10
INERGY

NGL and Crude Oil Supply and Logistics “Tailgate to Burner Tip” Solutions Provide assured flow and optimal value for producers and refiners/processors in the rich shale plays such as the Marcellus, Utica, Eagle Ford, Bakken, and other shale plays Lowers cost and ensures supply logistics for the evolving needs of refinery, pet chem, industrial and end use retail markets Combination of facilities and transport assets along with supply and logistics expertise creates synergistic results for NGL platform Service Offerings Storage and terminalling Transportation – pipelines, transport and rail car fleet Supply and logistics marketing services Natural Gas and NGL fractionation and processing Watkins Glen NGL Storage Facility South Jersey Terminal Seymour LPG Facility West Coast Midstream NGL Transportation Offices Rail Terminal Tres Palacios COLT Hub States with NGL supply and logistics operations States with storage or terminal assets 11

NGL Storage and Terminals

Bath Facility

- 1.5 MMBbl of NGL Underground Storage
- Located in Steuben County, NY
- 100% contracts with Maturity to 2016 (1)
- Nine separate caverns allow segregation of multiple streams
- Rail and Truck terminal facilities
- Expansion potential with US Salt as brine outlet

Watkins Glen Project

- Developed 2.1 MMBBl of underground NGL storage
- Located in Schuyler County, NY
- Will connect to Teppco pipeline
- Rail and Truck terminal facilities
- Expected in-service calendar 1H 2013, subject to regulatory approval

Seymour Terminal

- 0.5 MMBL of underground and above ground NGL storage
- Located in Seymour, IN
- Connected to Teppco Pipeline
- Truck Terminal Facilities

South Jersey Terminal

- Rail Terminal Facility with onsite bullet storage
- Located in Bridgeton, NJ
- Provides critical supply point for Marcellus/Utica sourced LPG in high-demand Northeast market

(1) Bath is 100% contracted with Inergy Services, which is operated by NRGY.

Crestwood MIDSTREAM PARTNERS LP

12

INERGY

Colt Hub COLT Terminal Overview Located in Epping, ND 120,000 BPD rail loading capacity Connected to BNSF rail system 600,000 Bbl of dedicated storage 21-mile, 10” bi-directional pipeline (COLT Connector) connects COLT Terminal to Dry Fork Terminal Interconnected to Banner and Meadowlark gathering systems Dry Fork Terminal Overview Located at the Beaver Lodge/Ramberg pipeline hub 120,000 Bbl of working storage capacity Interconnected to Tesoro and Enbridge pipelines Long-term strategic value Newly constructed and strategically located 98% of capacity is contracted or committed under long-term, take-or-pay contracts with weighted average maturity of 3.6 years Fee-based revenues from large, credit- worthy refiners Highly integrated network of crude oil rail car loading, pipeline, and storage assets located in the heart of the Bakken 13

West Coast NGL Facility Strategically located near Bakersfield, CA between major West Coast refining centers Inergy’s West Coast capabilities 12,000 BPD fractionator 8,000 BPD butane isomerization unit 24 million gallons NGL storage capacity State-of-the-art rail & truck transport terminals 75 unit transport fleet based in market with significant logistics constraints Significantly expanded NGL refinery and producer services capabilities in California Provides additional fractionation capacity to producers Leverages seasonality in butane markets via: Normal butane storage Converting normal butane to more valuable isobutane Truck & rail terminals plus large transport fleet create a “rolling pipeline” which facilitates exports and imports of NGL’s West Coast Facility 14

US Salt Operations High Quality Assets Located outside of Watkins Glen, NY on the shore of Seneca Lake Provides significant sustained source of future capacity in energy storage platform ~1 Bcf per year natural gas storage capacity Significant long-term salt reserves Stable Economic Return Stable, recession resistant cash flow business Produces >300k tons of high-quality food, pharmaceutical, and chemical feedstock / water conditioning grade salt Steady high-quality, long-term customer base Continued Strategic Opportunities Provides natural gas and NGL storage expansion capability NGL storage development underway (Watkins Glen) 15

A Merger That Makes Sense! 16

Crestwood + Inergy = Premier Shale Player

Pro Forma Asset Summary

- 1,300+ mmcf/d natural gas transportation capacity
- 2,000+ mmcf/d gathering capacity
- 400+ mmcf/d processing capacity
- 1,000+ miles of pipeline
- 7 processing plants
- 80+ Bcf of current storage capacity
- 120,000 BPD crude oil rail loading capacity
- 275 tractors and 531 trailers
- Significant North American NGL Logistics business

Operations in virtually every premier shale play in North America



Niobrara
Bakken
Gammon
Mowry
Hilliard-Baxter-Mancos
Niobrara
Mancos
Hermosa
Lewis
Pierre
Monterey
Excello-Mulky
Woodford
Antrim
Devonian
New Albany
Utica
Marcellus
Fayetteville
Avalon-Bone Spring
Granite Wash
Barnett
Barnett-Woodford
Haynesville-Bossier
Conasauga
Eagle Ford
Gathering and Processing Assets
Greenfield Development Targets
Bath NGL Storage Facility
Watkins Glen NGL Storage Facility
South Jersey Terminal
Steuben Gas Storage
Thomas Corners Gas Storage
Stagecoach Gas Storage
Seneca Lake Gas Storage
Seymour LPG Facility
West Coast Midstream
Rail Terminal
NGL Transportation Offices
Tres Palacios
COLT Hub

Crestwood MIDSTREAM PARTNERS LP

17

INERGY

Strategic Benefits Support the Merger Materially Increased Size, Scale and Diversity Complementary Growth Strategies Low Cost Capital Drives Organic Growth Significant Management Experience & Track Record Cash Flow Stability and Visibility Enhanced Credit Profile Strong Sponsorship and Alignment of Interest with LPs Expanded Participation in Midstream Value Chain 18

Expanding the Value Chain Offers Growth Inergy Crestwood Gas Gathering Pipelines CO2 Treating Intrastate & Interstate Pipelines Nat Gasoline Iso-Butane Butane Propane Ethane Residue Gas Gas Gathering Pipelines Gas Processing Intrastate & Interstate Pipelines Gas Storage NGL Fractionation Mixed NGL Pipelines NGL Storage & NGL Pipelines Trucks, Rail Barges & Crude Pipelines Crude Oil Storage & Terminals Crude Oil Refining Storage Barges & Refined Products Pipelines Lean Gas Rich Gas Crude Oil ? ? ? ? ? ? ? ? ? ? ? The combined partnership represents a fully integrated midstream service provider with complementary business platforms positioned to compete across the midstream value chain Offering customers a more comprehensive and competitive suite of services Capturing incremental fee opportunities that expand margins and maximize returns on investment 19

Linking Supply to Demand Promotes Customer Services Significant commercial and operating synergy by linking Crestwood producers and access to supply at the wellhead with Inergy demand-side services and relationships Natural Gas NGLs Crude Oil Supply Demand 20

Larger Scale Builds Financial Strength

In a market where size matters, the pro forma enterprise possesses the critical scale and diversified platform to be a formidable competitor across the full midstream value chain

	CMLP	NRGM + NRGY	Pro Forma
Market Cap	$1.5 B	$3.3 B	$5.4 B
Enterprise Value (1)	$2.7 B	$4.6 B	$7.3 B
2013E EBITDA (2)	~$178 MM	~$270 MM	~$450 MM

Approximate Segment EBITDA

CMLP



Processing 14%
Compression 20%
Gathering 66%

NRGM + NRGY



Other 6%
Crude & NGL Supply Logistics 43%
Natural Gas Storage & Transportation 51%

Pro Forma



Other 4%
Processing 5%
Compression 8%
Natural Gas Storage & Transportation 32%
Crude & NGL Supply Logistics 26%
Gathering 25%

(1) Represents CMLP enterprise value (including private GP value) plus consolidated NRGY and NRGM enterprise value.
(2) Represents midpoint of 2013E guidance for CMLP and estimated EBITDA for NRGY and NRGM for calendar year ended 12/31/2013.

Crestwood® MIDSTREAM PARTNERS LP
21
INERGY

2013 EBITDA ($mm) Firm Value ($bn) Natural Gas T&S Natural Gas G&P Current Yield Current Yield Access Midstream PF Inergy is a Significant Midstream MLP 22 7th largest (out of 18) Midstream G&P and T&S MLPs by Enterprise Value 6th largest (out of 18) Midstream G&P and T&S MLPs by Annual EBITDA

Leading Peer Group Visibility to Growth

Significant Backlog of Organic Growth Projects and the Currency to Execute

- **>$2.0 Bn of identified potential greenfield development and bolt-on acquisition opportunities**
- **Both Crestwood and Inergy are opportunity rich; expanded value chain will drive additional opportunities**
- **We will continue to be acquisitive; selecting the best long term opportunities across the value chain**
- **The combined partnership has the scale and currency to execute on significant infrastructure opportunities**
  - **PF ~$1 billion credit facility significantly oversubscribed**
  - **Equity analysts and rating agencies have strongly endorsed the merger leading to enhanced capital markets activity**


Niobrara
3
Bakken
Gammon
Utica
1
4
Hilliard-Baxter-Mancos
Mancos
Antrim
Devonian
2
New Albany
6
Monterey-Temblor
Hermosa
Lewis
Pierre
Monterey
Woodford
Marcellus
Fayetteville
Conasauga
5
Barnett
Haynesville-Bossier
Eagle Ford

1 Northeast Storage and Transportation
2 Marcellus / Utica Gathering and Processing
3 Bakken Crude Oil Logistics
4 Niobrara Gathering and Processing
5 Permian Basin Gathering and Processing
6 NGL Logistics

Crestwood MIDSTREAM PARTNERS LP

23

INERGY

FRC Sponsorship Adds to Performance First Reserve, Crestwood management and Inergy management will have in excess of $1.5 billion invested in the PF combined partnership First Reserve, the largest and most experienced private equity firm focused exclusively on energy 30 year history Over $23 billion of capital raised Significant industry relationships and broad portfolio energy assets facilitate new business opportunities Crestwood’s current contracts with Sabine Oil and Gas, Mountaineer Keystone and RKI Exploration Inergy’s current contract with PBF Energy Selected Significant Investments: Denotes First Reserve portfolio companies currently under contract or engaged in business activities with Crestwood and/or Inergy. 24

Market Research Endorses the Merger “The deal provides CMLP with (1) an enhanced set of midstream logistics assets beyond gathering and processing in several attractive basins (Marcellus, Bakken, etc.), (2) improves the organic growth profile for the partnership, and (3) provides further scale, geographic diversification, and a larger platform from which to pursue additional organic and acquisition related growth.” —Wells Fargo “The combined entity will have a diverse asset mix (nat gas storage and transportation 32%, crude /NGL supply logistics 26%, gathering 25%) and an EBITDA base of ~$450 mm, with a lower cost of capital and $2 billion of potential green field and bolt-on acquisition opportunities across various producing basins.” —Barclays “The merger should provide better access to capital and allow the partnership to execute on more sizable organic and acquisition opportunities. —RBC “We support the view that this combination could drive attractive synergies given the limited customer overlap and enhanced service offerings leading to cross-selling opportunities. Moreover, we believe this merger could lead to an overall lower cost of capital given the diversification and scale.” —JP Morgan “In our view the Crestwood merger has the potential to be transformational for Inergy. While integration risks remain, we believe the merger will significantly enhance the long-term distribution growth potential of the partnership. In our view, NRGY’s biggest challenge prior to the merger was growth. This merger directly addresses this issue.” —Credit Suisse “The transaction will transform NRGM from a smaller storage and transportation MLP to a financial sponsor- backed integrated midstream MLP. The transaction will be a credit positive, setting NRGM on a path towards an investment grade rating.” —Guzman & Co 25

What We Are Trying to Build? 26

Source: Booz & Company Pre-merger & Post-merger Capabilities Rapidly growing ‘upstream oriented’ midstream start up Strong midstream experience/capabilities Systems and processes that have served valuable purpose but are not scalable. Twice CMLP’s size, ‘downstream oriented’ midstream company Focused on sales and marketing (propane business heritage) Despite large size, processes and systems unlikely to support NewCo Integration Efficient and effective, scalable operating platform that can support additional acquisitions 3 separate Business Units but integrated commercial and business development to drive growth Strong shared services to support BUs with right cost model and capabilities NewCo Through this integration, CMLP and Inergy intend to create a scalable, mid-sized midstream company, with end to end presence Creating a Platform for Long Term Growth 27

Building a Unified Partnership One Partnership Gathering & Processing NGL & Crude Services Gas Storage & Transportation SHARED SERVICES PLATFORM (Accounting, Legal, HR, IT) Corporate Development Leveraging the Combined Operating Platform to create new avenues of growth Culture Drawing from the best of both organizations to utilize core guiding principles to realize a unified vision 28

Developing our Combined Culture One Partnership Guiding Principles Safe and Reliable Operations is our Number One Priority! Deliver “Best in Class” customer service Leverage the entire platform through “Team First” approach Maintain our Commitment to the Communities where we live and operate Passion and excitement for what we do – “We are building something special here” Unified Vision Take advantage of the historic demand for Energy Infrastructure Build the Premier Shale Player Leverage the Value Chain Broaden Suite of Service Offerings across commodities Create an operating, financial and organizational platform that drives value for all stakeholders Customers, investors, vendors and employees 29

How We Plan To Build It! 30

Booz & Co selected to lead merger integration; process to include integration planning of admin, shared services and business development capabilities Proposed Approach – High Level Merger Integration Plan Merger Integration Plan PRELIMINARY Source: Crestwood, Inergy, Booz & Company 31 Jun Jul Aug Sep 03 10 17 24 01 08 15 22 29 05 12 19 26 02 Upstairs Deal Closing Design Activity Analysis Integration meetings, planning, communications, etc. Complete NRGM/CMLP merger Joint NRGY/NRGM and CMLP Board meetings Complete SEC review, mail proxy, set unit holder meeting date Roll out integration consultant tools Integration and Merger Process Activities Stand Up PMO and start Work Streams Establish Integration Team Governance Develop Integration Strategy Program Start Up Close NRGY deal Appoint Steering Committee and select integration team members Integration status update to Senior executives Select and engage Integration Consultants Implementation Planning

Integration Planning Approach

Booz & Co will work with our Integration Team to develop an approach and timeline tailored to our requirements. Below is a typical model.

		Vision & Start-Up (~2 Weeks)	Analysis (~3 Weeks)	Design (~4 Weeks)	Integration Planning (~3 Weeks)	Execution
PMO	Integration Management Office	Project Stand-up	Spending Baseline	Synergy Hypotheses	Operating States Defn.	
		Team Charter	Day-1 Tasks (prelim)	Risks & Dependencies	Execution Plans	
		Work Plans	On-going Program Management & Governance			
Key Focus Areas	HR	Kick-off	Key Capabilities	Centralized HR Capability		
		Vision	Op Model Hypotheses	Interim/End-state Design		
		Design Guidance	Potential Options	Platform Decisions	People Transition	
	Finance & Accounting	Kick-off	Key Capabilities	Consolidated Finance & Accounting Processes		
		Vision	Op Model Hypotheses	Interim/End-state Design		
		Design Guidance	Potential Options	Platform Decisions	People Transition	
	IT	Kick-off	IT Baseline	Integration Blueprint	ERP Timeline	
		Pain Points	ERP System Validation	Business Cases		
		ERP Fit Gap Analysis			Project Prioritization	
PMO	Shared Services	Kick-off	Key Capabilities	Shared Operational Services		
		Vision	Op Model Hypotheses	Integrated Business Development		
		Design Guidance	Potential Options	Platform Decisions	People Transition	

Source: Booz & Company

Crestwood MIDSTREAM PARTNERS LP
32
INERGY

Integration Team Overview

Formation of a CMLP/Inergy/Booz team for the Integration Process

- Provide direction on strategic intent, scope and depth of required analysis
- Make critical decisions on recommendations and implementation roadmap

Steering Committee

CMLP/Inergy Executive Sponsor(s)
Other Key Executives

Booz & Company Advisors

- Heidrick & Struggles
- Ascende
- Pearl Meyer
- Joele Frank

- Provide project oversight
- Provide industry and functional expertise
- Integrate findings and present to Steering Committee

Project Leadership

CMLP/Inergy	Booz & Company
▪ Project Leaders	▪ Kenny Kurtzman ▪ Andy Steinhubl ▪ Mariano Gonzalez

- Stress test findings and opportunities
- Challenge the team to think out of the box
- Provide counsel on successful implementation

PMO & Int. Planning		F&A and HR		Shared Services and Business Dev.		IT		Communication & Culture	
CMLP/Inergy ▪ TBD	Booz	CMLP/Inergy ▪ TBD	Booz Ascende Pearl Meyer	CMLP/Inergy ▪ TBD	Booz	CMLP/Inergy ▪ TBD	Booz	CMLP/Inergy ▪ TBD	Heidrick & Struggles J. Frank

PMO & Int. Planning
- Integrated planning and progress reporting
- Day 1 readiness
- Program financial management
- Issues and risks tracking

F&A and HR
- Data gathering and base-lining
- Quantitative and qualitative analysis
- Selection of to be processes, organization, systems and capabilities (best, best of both, greenfield)
- Future state and transition state definition

Shared Services and Business Dev.
- Data gathering and base-lining
- Quantitative and qualitative analysis
- Selection of to be processes, organization, systems and capabilities (best, best of both, greenfield)
- Future state and transition state definition

IT
- Future state and transition architecture
- Applications and Infrastructure integration
- ERP system strategy and rollout plan for 2014

Communication & Culture
- Develop BOD and Exec best practices
- Implement One Partnership and Team First culture platform
- Develop internal and external communications plan

Source: Booz & Company

Crestwood MIDSTREAM PARTNERS LP

33

INERGY

FAQ 34

Frequently Asked Questions 35 Our executive offices will remain in Houston supported by our Administrative, Commercial and Operations offices in Kansas City and Fort Worth All regional offices continue operations as usual The Boards of Directors and Executive Management Team will be a combination of both firms Bob Phillips is Chairman of the Board, President and CEO effective with the GP closing John Sherman will remain on the Inergy LP and Inergy Midstream boards New NRGY directors and NRGM directors will be announced around the GP closing New Executive Management Team will be announced before the closing of the merger This is a 2 + 2 = 5 Merger!

Frequently Asked Questions 36 We will maintain Inergy LP (NRGY), Inergy Midstream (NRGM) and Crestwood Midstream Partners (CMLP) as stand alone partnerships until the merger is complete Each organization’s operations consistent with status quo; “BUSINESS AS USUAL” The merger integration process will be conducted throughout June to September 2013; implementation begins in the 4th quarter 2013 Goal is to operate as one organization with one culture beginning in the 4th quarter 2013 2014 will be a year of continued corporate, organizational and cultural development with important projects such as the implementation of a company-wide ERP system adding to merger synergies We will determine the new name, logo and brand after the merger is complete Compensation and benefits plans will be evaluated as a part of the merger integration process This is a 2 + 2 = 5 Merger!